UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K/A

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                      to
Commission file Number 001-14471
MEDICIS PHARMACEUTICAL CORPORATION 401(k) PLAN
(Full title of the Plan)
MEDICIS PHARMACEUTICAL CORPORATION
(Name of the issuer of the securities held pursuant to the Plan)
7720 NORTH DOBSON ROAD
SCOTTSDALE, ARIZONA 85256
(Address of principal executive office of the issuer)
MEDICIS PHARMACEUTICAL CORPORATION 401(k) PLAN
Index of Financial Statements and Exhibits
Item
Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits at December 31, 2009 and 2008
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2009
Notes to Financial Statements
Schedule H, Line 4(i), Schedule of Assets (Held at End of Year)
Signature
Exhibit 23 – Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

EXPLANATORY NOTE
The Medicis Pharmaceutical Corporation 401(k) Plan (the “Plan”) is filing this Form 11-K/A for the fiscal year ended December 31, 2009 in order to have the date of the audit report changed to July 12, 2011 to reflect the date of the reissuance of the audit report of the Plan by Ernst & Young LLP, in connection with the re-performance of the independence review procedures by a new concurring partner, as described in Note 8 added herein. There have been no changes to the financial results contained in Form 11-K filed on June 29, 2010 in connection with the reissuance of the audit report of the Plan.
Financial Statements and
Supplemental Schedule
Medicis Pharmaceutical Corporation 401(k) Plan
Year Ended December 31, 2009
With Report of Independent Registered Public Accounting Firm

Medicis Pharmaceutical Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm
Medicis Pharmaceutical Corporation
As Plan Administrator of the Medicis Pharmaceutical Corporation 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of Medicis Pharmaceutical Corporation 401(k) Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with US generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Phoenix, Arizona
July 12, 2011

Medicis Pharmaceutical Corporation 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31
	2009	2008

Assets
Investments, at fair value	$36,197,305	$21,683,361
Employer contributions receivable	2,205,897	1,623,965
Participant contributions receivable	103,566	86,336
Interest and dividend receivable	8,282	6,831

Net assets reflecting investments at fair value	38,515,050	23,400,493
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(18,411)	104,420

Net assets available for benefits	$38,496,639	$23,504,913

See accompanying notes.

Medicis Pharmaceutical Corporation 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2009

Additions (deductions)
Net investment income:
Interest and dividend income	$621,151
Net realized and unrealized appreciation in fair value of investments	7,296,819

Net investment income	7,917,970

Contributions:
Employee contributions	4,903,632
Rollover contributions	310,563
Employer contributions	3,700,901

Total contributions	8,915,096

Benefits paid directly to participants	(1,799,995)
Administrative expenses	(41,345)

Net increase	14,991,726
Net assets available for benefits:
Beginning of year	23,504,913

End of year	$38,496,639

See accompanying notes.

Medicis Pharmaceutical Corporation 401(k) Plan
Notes to Financial Statements
December 31, 2009
1. Description of the Plan
General
The Medicis Pharmaceutical Corporation 401(k) Plan, as amended, (the Plan) is a defined contribution plan available to eligible employees of Medicis Pharmaceutical Corporation (the Company or Plan Sponsor). The Plan covers all employees who have attained age 21 and excludes individuals who are hired for a special project which is not expected to last more than 6 months. Eligible employees may elect to join the Plan on their initial employment date but must complete 1,000 hours of service in order to receive profit sharing contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). For a more complete description of the Plan’s provisions please refer to the Plan document.
Contributions
Participants may make pre-tax or after-tax contributions up to 100% of their annual compensation as defined by the Plan, and subject to the annual limits of the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified plans.
The Plan Sponsor makes matching contributions in amounts equal to 50% of the first 6% of the participant’s contributions. In addition, the Plan Sponsor may, at its sole discretion, make a profit sharing contribution to the Plan for any Plan year. Profit sharing contributions totaled $2,005,420 and matching contributions totaled $1,695,481 during 2009. The profit sharing contribution is provided to all eligible participants based on their relative percentage of eligible compensation for the year.
Participant Accounts
Each participant’s account is credited with the participant’s and Company contributions and the allocation of Plan earnings. Each account is also charged with an allocation of administrative expenses not paid by the Plan Sponsor. The benefit to which a participant is allowed is limited to the vested balance in his or her account.

Medicis Pharmaceutical Corporation 401(k) Plan
Notes to Financial Statements (continued)
1.	Description of the Plan (continued)
Vesting
Participants vest immediately in their elective contributions plus actual earnings thereon, and such amounts are nonforfeitable. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 20% vested after two full years of service and vests 60% after three years and 100% after four years. A participant becomes fully vested upon disability or death or reaching normal retirement age, as defined by the Plan.
Participant Loans
Participants may borrow from their accounts a minimum of $1,000 to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms shall be no greater than five years.
Forfeitures
Forfeited balances of terminated participants’ nonvested accounts are used to pay Plan expenses not paid by the Plan Sponsor or used to reduce future Plan Sponsor contributions. Forfeited contributions totaled $106,070 in 2009 and the Plan did not use forfeitures to pay Plan expenses. At December 31, 2009 and 2008, unallocated forfeitures totaled $110,349 and $117,045, respectively.
Benefit Payments
Upon termination of service for any reason, a participant’s account is generally distributed in a single lump-sum payment upon request. If the account balance is $1,000 or less, the entire balance is distributed to the participant.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of a termination of the Plan, participants will become fully vested in their accounts.

Medicis Pharmaceutical Corporation 401(k) Plan
Notes to Financial Statements (continued)
1.	Description of the Plan (continued)
Administrative Expenses
The Company typically pays the majority of the administrative expenses for the Plan.
2. Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on an accrual basis. Benefits are recorded when paid.
Investments Valuation
All Plan investments are held by The Charles Schwab Trust Company (Charles Schwab or the Trustee) and are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements. Investments in registered investment company mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Investments in Common Collective trust funds are stated at the net asset value of units held by the Plan at year-end based on estimated fair values of the underlying marketable securities and discounted cash flows for underlying fully benefit-responsive investment contracts. The shares of Medicis Pharmaceutical Corporation common stock are valued at quoted market prices at year-end. Participant loans are valued at their outstanding balance, which approximates fair value.
The Schwab Stable Value Fund invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Medicis Pharmaceutical Corporation 401(k) Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Net appreciation includes the Plan’s gains and losses on investments bought, sold, and held during the year.
Investment securities are exposed to various risks, such as interest rate, credit and market volatility risks. The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from these estimates.
New Accounting Pronouncements
In April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position 157-4, codified as ASC 820, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. ASC 820 reaffirms that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. The guidance also reaffirms the need to use judgment in determining if a formerly active market has become inactive and in determining fair values when the market has become inactive and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plan adopted this guidance effective January 1, 2009.

Medicis Pharmaceutical Corporation 401(k) Plan
Notes to Financial Statements (continued)
2.	Significant Accounting Policies (continued)
In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009 and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV. In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investment within the scope of this guidance. Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures About Fair Value Measurements (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require additional disclosure. This update requires entities to (i) disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers and (ii) present separately (i.e., on a gross basis rather than as one net number), information about purchases, sales, issuances, and settlements in the roll forward of changes in Level 3 fair value measurements. The update requires fair value disclosures by class of assets and liabilities rather than by major category or line item in the statement of financial position. Disclosures regarding the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for assets and liabilities in both Level 2 and Level 3 are also required. For all portions of the update except the gross presentation of activity in the Level 3 roll forward, this standard is effective for interim and annual reporting periods beginning after December 15, 2009. For the gross presentation of activity in the Level 3 roll forward, this guidance is effective for fiscal years beginning after December 15, 2010. The Company is currently evaluating the impact that this guidance will have on the Plan’s financial statement disclosures.
In February 2010, the FASB issued ASC Update 2010-09, Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements. This guidance: (i) incorporates the definition of the term “SEC filer” as an entity that is required to file or furnish its financial statements with the Security Exchange Commission (SEC) or other agencies and no longer requires SEC filers to disclose the date through which subsequent events have been evaluated in originally and revised financial statements; (ii) requires conduit bond obligors to evaluate subsequent events through the date the financial statements are issued; and

Medicis Pharmaceutical Corporation 401(k) Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
(iii) replaces the term “reissuance of financial statements” with “revised financial statements,” which is defined as financial statements restated to correct an error and issued to reflect a retrospective application of U.S. GAAP. The adoption of the guidance is effective immediately.
3. Investments
The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits is as follows as of December 31:

	2009	2008

Investment Co of America R5	$4,261,207	$2,782,107
Schwab Managed Retirement 2030 Cl II	4,102,764	2,506,590
Schwab Stable Value Instl	2,686,660	2,150,867
Goldman Sachs Mid Cap Value Instl	2,332,772	1,400,507
PIMCO Total Return Fund Cl A	2,329,121	1,253,745
William Blair International Growth Fund I	2,288,349	1,232,893
Medicis Pharmaceutical Corporation Class A Common Stock	2,261,218	1,235,488
Thornburg International Value I	2,247,907	1,182,392
Schwab Managed Retirement 2020 C1 II	2,227,123	1,467,797
Vanguard Mid Cap Growth Idx Inv	2,018,674	*
Schwab Managed Retirement 2040 C1 II	1,957,447	*
Brandywine Blue Fund	*	1,249,592

*	Investment balance represents less than 5% of net assets for indicated year.
During 2009, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

Mutual funds	$3,918,619
Common collective trust funds	2,139,685
Common stock	1,238,515

Total	$7,296,819

Medicis Pharmaceutical Corporation 401(k) Plan
Notes to Financial Statements (continued)
4.	Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for assets measured at fair value.
Mutual funds: Valued at the net asset value, based on quoted market prices in active markets, of shares held by the Plan at year end.

Medicis Pharmaceutical Corporation 401(k) Plan
Notes to Financial Statements (continued)
4.	Fair Value Measurements (continued)

Medicis Pharmaceutical Corporation common stock: Valued at the closing price reported on the active market on which the security is traded.

Money market: Valued at amortized cost, which approximates market value.

Self-directed brokerage account: Consists of mutual and money market funds valued using the methodologies described previously.

Common collective trust funds: Valued at the net asset value per share/unit reported at the close of every business day.

Participant loans: Valued at unpaid principal balance, which approximates fair value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

	December 31, 2009
	Level 1	Level 2	Level 3	Total

Mutual funds	$20,138,976	$—	$—	$20,138,976
Medicis Pharmaceutical Corporation common stock	2,261,218	—	—	2,261,218
Self-direct brokerage account	1,247,697	—	—	1,247,697
Cash	2,156	—	—	2,156
Money market	—	187	—	187
Common collective trust funds	—	12,030,407	—	12,030,407
Participant loans	—	—	516,664	516,664

Total assets at fair value	$23,650,047	$12,030,594	$516,664	$36,197,305

Medicis Pharmaceutical Corporation 401(k) Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)

	December 31, 2008
	Level 1	Level 2	Level 3	Total

Mutual funds	$11,864,015	$—	$—	$11,864,015
Medicis Pharmaceutical Corporation common stock	1,235,488	—	—	1,235,488
Self-direct brokerage account	884,598	—	—	884,598
Money market	—	165	—	165
Common collective trust funds	—	7,411,835	—	7,411,835
Participant loans	—	—	287,260	287,260

Total assets at fair value	$13,984,101	$7,412,000	$287,260	$21,683,361

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:

Participant
Loans
Balance, beginning of year	$287,260
Purchase, sales, issuances and settlements (net)	229,404

Balance, end of year	$516,664

5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated September 4, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status. The Plan has applied for a new determination letter but has not yet received a response from the IRS.

Medicis Pharmaceutical Corporation 401(k) Plan
Notes to Financial Statements (continued)
6. Parties-In-Interest
Certain Plan investments are shares in mutual funds or units of common collective trust funds managed by Charles Schwab or its affiliates. Because Charles Schwab is the Plan’s trustee, these transactions qualify as party-in-interest transactions. In addition, certain Plan investments are in Medicis Pharmaceutical Corporation Class A Common Stock. These transactions also qualify as party-in-interest transactions. Still other Plan investments are made in the form of loans to Plan participants. These transactions also qualify as party-in-interest transactions.
7. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2009	2008

Net assets available for benefits per the financial statements	$38,496,639	$23,504,913
Investment contract valuation – adjustment from contract value to fair value	18,411	(104,420)

Net assets available for benefits per Form 5500	$38,515,050	$23,400,493

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

2009
Net increase in net assets available for benefits per the financial statements	$14,991,726
Adjustment from contract value to fair value at December 31, 2008	104,420
Adjustment from contract value to fair value at December 31, 2009	18,411

Net increase in net assets available for benefits per Form 5500	$15,114,557

8. Other Matters
Ernst & Young LLP (“E&Y”), the independent registered public accounting firm which audited the Plan, has advised the audit committee of the board of directors of the Company (the “Audit Committee”) that for the Plan years ended December 31, 2007, 2008 and 2009 E&Y was not in compliance with the standards for auditor independence to have an engagement quality review performed by a partner that was qualified to perform the review because E&Y did not timely comply with the requirement that the concurring partner for the Plan rotate off the account. E&Y had a qualified and independent partner re-perform the independent review procedures for the Plan for the fiscal years ended December 31, 2007, 2008 and 2009 and concluded that no changes to the financial statements were necessary. After review, E&Y has concluded that this required audit procedure has been completed and that it is capable of exercising objective and impartial judgment with respect to the audits of the Plan’s financial statements. The Plan and Audit Committee have reviewed the matter and concur with E&Y’s conclusion that this violation does not impair E&Y’s ability to exercise objective and impartial judgment in connection with the audit of the Plan’s financial statements.

Supplemental Schedule

Medicis Pharmaceutical Corporation 401(k) Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
EIN: 52-1574808       PN: 001
December 31, 2009

	Description of Investment
	Including Maturity Date, Rate
Identity of Issue, Borrower, Lessor, or	of Interest, Collateral, Par,		Current
Similar Party	Shares or Maturity Value	Cost	Value
Mutual funds:
American Beacon Lgcp Val Instl	Registered Investment Company	**	$540,572
Brandywine Blue Fund	Registered Investment Company	**	1,606,256
Cohen & Steers Institutional Global Realty	Registered Investment Company	**	1,073,631
Goldman Sachs Mid Cap Value Instl	Registered Investment Company	**	2,332,772
Investment Co of America R5	Registered Investment Company	**	4,261,207
MFS Value Fund Class A	Registered Investment Company	**	1,408,457
PIMCO All Asset All Authority Inst	Registered Investment Company	**	32,030
PIMCO Total Return Fund Cl A	Registered Investment Company	**	2,329,121
Thornburg International Value I	Registered Investment Company	**	2,247,907
Vanguard Mid Cap Growth Idx Inv	Registered Investment Company	**	2,018,674
William Blair International Growth Fund I	Registered Investment Company	**	2,288,349
Allianz NACM Pacific Rim Fund Cl D	Registered Investment Company	**	9,990
Amana Growth Fund	Registered Investment Company	**	35,729
Amcent: Benham International Bond	Registered Investment Company	**	24,266
Brandywine Advisors Fund	Registered Investment Company	**	13,633
Buffalo Small Cap Fund	Registered Investment Company	**	6,493
CGM Focus Fund	Registered Investment Company	**	15,790
DFA Five-year Globalfixed Inc. Port	Registered Investment Company	**	1,853
DFA International Core Equity Portfolio	Registered Investment Company	**	4,417
DFA Real-estate Securities Portfolio	Registered Investment Company	**	25,887
DFA US Large Cap Value Portfolio	Registered Investment Company	**	3,864
DFA US Large Company Portfolio	Registered Investment Company	**	17,830
DFA US Core Equity 2 Portfolio	Registered Investment Company	**	22,577
DFA US Micro Cap Port	Registered Investment Company	**	4,526
DFA US Small Cap Value Portfolio	Registered Investment Company	**	5,937
DFA US Targeted Value Portfolio CL I	Registered Investment Company	**	29,684
Direxion Monthly Dollar Bull 2x Fund	Registered Investment Company	**	12,718
Dodge & Cox Income FD	Registered Investment Company	**	23,823
Dodge & Cox Stk FD	Registered Investment Company	**	12,043
FBR Small Cap Financial FD	Registered Investment Company	**	9,449
Fidelity Canada Fund	Registered Investment Company	**	38,631
Fidelity Floating Rate High Income Fund	Registered Investment Company	**	5,574
Franklin Aggressive	Registered Investment Company	**	15,527
Gabelli Small Cap Growth FD	Registered Investment Company	**	25,409
Gabelli Utilities Fund CL AAA	Registered Investment Company	**	21,140
Harbor Capital Appr FD Investor CL	Registered Investment Company	**	12,134
Hartford Growth Opportunities FD	Registered Investment Company	**	14,391
ICON Energy FD	Registered Investment Company	**	9,511
Janus Twenty Fund	Registered Investment Company	**	17,813
Janus Worldwide Fund	Registered Investment Company	**	6,458
Loomis Sayles Bond Fund CL R	Registered Investment Company	**	11,837
Loomis Sayles Investment Grade Bond Fund	Registered Investment Company	**	3,456
Marsico Focus Fund	Registered Investment Company	**	29,718

Medicis Pharmaceutical Corporation 401(k) Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) (continued)
EIN: 52-1574808       PN: 001

		Description of Investment
		Including Maturity Date, Rate
	Identity of Issue, Borrower, Lessor, or	of Interest, Collateral, Par,		Current
	Similar Party	Shares or Maturity Value	Cost	Value
	Mutual funds (continued):
	Matthews Asian Growth & Income FD	Registered Investment Company	**	$27,193
	Matthews Dragon Century China FD CL I	Registered Investment Company	**	27,283
	Merk Hard Currency Fund Inv Shares	Registered Investment Company	**	31,282
	NB Focus Fund	Registered Investment Company	**	9,118
	Oakmark Fund	Registered Investment Company	**	74,406
	Old Mutual Large Cap Growth	Registered Investment Company	**	8,637
	Perkins Mid Cap Value Inv Shares	Registered Investment Company	**	14,542
	Rydex Weakening Dollar 2x Strategy H	Registered Investment Company	**	14,032
*	Schwab S&P 500 Index Sel	Registered Investment Company	**	36,205
	T Rowe Price New Era Fund	Registered Investment Company	**	3,178
	Templeton Growth Fund Class A	Registered Investment Company	**	18,248
	US Global Inv Global	Registered Investment Company	**	7,983
	Vanguard F-I SECS I-T US Treasury	Registered Investment Company	**	25,119
	Vanguard Inflation Protected SEC FD	Registered Investment Company	**	28,474
	Vanguard Short-Term Investment-Grade Fund	Registered Investment Company	**	40,192
	Vanguard Wellington Fund Investor Shares	Registered Investment Company	**	10,394
	Wasatch Small Cap Growth Fund	Registered Investment Company	**	5,838
	1st Source Monogram Income Equity FD	Registered Investment Company	**	10,310

	Common collective trust funds:
*	Schwab Managed Retirement 2010 C1 II	Common Collective Trust Fund	**	687,114
*	Schwab Managed Retirement 2020 C1 II	Common Collective Trust Fund	**	2,227,123
*	Schwab Managed Retirement 2030 C1 II	Common Collective Trust Fund	**	4,102,764
*	Schwab Managed Retirement 2040 C1 II	Common Collective Trust Fund	**	1,957,447
*	Schwab Managed Retirement 2050 C1 II	Common Collective Trust Fund	**	352,239
*	Schwab Managed Retirement Income II	Common Collective Trust Fund	**	17,060
*	Schwab Stable Value Instl	Common Collective Trust Fund	**	2,686,660

	Common stock:
*	Medicis Pharmaceutical Corporation Class A Common Stock	Employer Securities	**	2,261,218
*	Participant loans	Interest rates ranging from 4.25% to 9.50%; various maturities	**	516,664
	Money market Stock Liquidity	Money Market	**	187

	Short-term investments:
*	Schwab Municipal Money Fund	Short-term investments	**	13,819
*	Schwab Money Market Fund	Short-term investments	**	341,409
*	Cash	Short-term investments	**	10,083

				$36,197,305

*	Party in interest as defined by ERISA

**	Investments are participant-directed, therefore cost information is not required.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934 the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MEDICIS PHARMACEUTICAL CORPORATION 401(k) PLAN (Full Title of the Plan)
Date: July 12, 2011	By:	/s/ RICHARD D. PETERSON
Richard D. Peterson
Executive Vice President, Chief Financial Officer and Treasurer of Medicis Pharmaceutical Corporation, issuer of the securities held pursuant to the Plan (Plan Administrator)